UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No. 2 - Final)*

                       AMERISOURCE HEALTH CORPORATION
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                              (Name of Issuer)


              CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

               CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
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                       (Title of Class of Securities)

                            03071P102 (CLASS A)
                            03071P300 (CLASS B)
               ---------------------------------------------
                               (CUSIP Number)

                           Ivan D. Meyerson, Esq.
                            McKesson Corporation
                              One Post Street
                      San Francisco, California 94104
                               (415) 983-8300
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:
                           Stephen Fraidin, P.C.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000
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                               August 7, 1998
               ---------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  03071P02

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Patriot Acquisition Corp. and McKesson Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           0

                10  SHARED DISPOSITIVE POWER

                      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%

14  TYPE OF REPORTING PERSON*

      CO

          This Amendment No. 2 (final) amends and supplements the statement on Schedule 13D, as amended (the "Schedule 13D") filed by McKesson Corporation and Patriot Acquisition Corp. (the "Filing Persons"), relating to the Class A Common Stock, par value $.01 per share and the Class B Common Stock, par value $.01 per share, of AmeriSource Health Corporation (the "Company"). Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings given to them in the Schedule 13D.


ITEM 4. Item 4 of the Schedule 13D, "Purpose of Transaction," is hereby amended by adding the following paragraph:

          Pursuant to the letter (the "Termination Letter"), dated August 7, 1998, a copy of which is attached as an exhibit hereto, the Merger Agreement has been terminated. As a result thereof, the following agreements also have terminated: (i) the Stock Option Agreement, (ii) the Voting/Support Agreement, dated as of September 22, 1997, among McKesson, Merger Sub and VPI, (iii) the Voting/Support Agreement, dated as of October 27, 1997, among McKesson, Merger Sub and R. David Yost, (iv) the Voting/Support Agreement, dated as of October 27, 1997, among McKesson, Merger Sub and David M. Flowers, and (v) the Voting/Support Agreement, dated as of October 27, 1997, among McKesson, Merger Sub and Kurt J. Hilzinger (collectively, the "Ancillary Agreements").


ITEM 5. Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is hereby amended by adding the following paragraph:

          Pursuant to the Termination Letter, the Merger Agreement was terminated and as a result thereof, the Ancillary Agreements have terminated. Therefore, the Filing Persons no longer have beneficial ownership of any shares of AmeriSource Common Stock.


ITEM 6.   Item 6 of the Schedule 13D, "Contracts, Arrangements,
          Understandings or Relationships With Respect to Securities of the Issuer," is hereby amended by adding the following paragraph:

          Pursuant to the Termination Letter, the Merger Agreement was terminated and as a result thereof, the Ancillary Agreements have terminated.


ITEM 7.   Item 7 of the Schedule 13D, "Materials to be Filed as
          Exhibits," is hereby amended by adding the following paragraph:

          "Exhibit 7 - Letter, dated August 7, 1998, from the Company to McKesson Corporation.

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 12, 1998

                            McKESSON CORPORATION


                                    By:   /s/ Nancy A. Miller
                                        --------------------------------------
                                          Name:   Nancy A. Miller
                                          Title:  Vice President and Secretary



                                    PATRIOT ACQUISITION CORP.


                                    By:   /s/ Nancy A. Miller
                                        --------------------------------------
                                          Name:   Nancy A. Miller
                                          Title:  Vice President and Secretary